UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): [] Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
[X] Form 10-QSB [ ] Form 10D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:     June 30, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:       N/A
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I. REGISTRANT INFORMATION

Full name of registrant:  InZon Corporation
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Former name if applicable:  W-J International, Ltd.
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Address of principal executive office (Street and number):


238 Northeast First Avenue
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City, State and Zip Code:        Delray Beach, Florida  33444
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PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x]      (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b) The subject annual report, semi-annual report,
transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Management and the Registrant's Auditor are still in the process of completing the Registrant's Form 10-QKSB for the period ended
June 30, 2005. The Registrant is in the process of compiling information from third parties for the quarter ended June 30, 2005 for the Form 10-QSB, all of which has not yet been processed. Management and the auditors have been working diligently to complete the Form and anticipate that it will be filed within the time allowed by this extension.




PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

David F. Levy               (561)   279-8200
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 (Name)               (Area Code) (Telephone number)

(2) 	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [x] No

Form 8-K/A reporting the audited and pro forma financial statements in connection with the acquisition of InZon Corporation, a Delaware corporation, by the Registrant.



(3) 	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that a significant change in the results of operations will be reported as a result of the acquisition by the Registrant of InZon Corporation, a Delaware corporation which closed on October 1, 2004. As a result of this acquisition, the Registrant's business operations have increased substantially and the Registrant incurred a net loss during the quarter of approximately $156,578 compared to a net loss of $499 during the quarter ended June 30, 2004 and a net loss of $173,683 for the nine months ended June 30, 2005 compared to a net loss of $3,396 for the nine months ended June 30, 2005.

  InZon Corporation
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(Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 2005

By /s/ David F. Levy, President and Chief Executive Officer
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Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General
Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).